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                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               1300 Hall Boulevard
                              Bloomfield, CT 06002

                                 April 24, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

          Re:  MetLife Insurance Company of Connecticut ("MetLife")
               Form S-3 Registration Statement
               Pre-Effective Amendment No. 1 under the Securities Act of 1933 File No. 333-178889

Dear Sir or Madam:

     MetLife filed on April 6, 2012 Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, to the above-referenced Registration Statement on Form S-3.

     In connection with this filing, MetLife acknowledges that:

     1. should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MetLife from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. MetLife may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,

                                   /s/ Bennett Kleinberg
                                   -----------------------------------------
                                   Name:  Bennett Kleinberg
                                   Title: Vice President and Senior Actuary